SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

REUTERS GROUP PLC
(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: May 3, 2007	By:	/s/ Nancy C. Gardner

2 April 2007
Reuters Group plc announces that on 2 April 2007 it purchased for cancellation 375,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 470.5398p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,268,786,218.

3 April 2007
Reuters Group plc announces that on 3 April 2007 it purchased for cancellation 375,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 477.593p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,265,786,218.

4 April 2007
Reuters Group plc announces that on 4 April 2007 it purchased for cancellation 375,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 483.1035p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,265,811,351.

5 April 2007
Reuters Group plc announces that on 5 April 2007 it purchased for cancellation 250,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 487.9481p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,265,629,837.

10 April 2007
Reuters Group plc announces that on 10 April 2007 it purchased for cancellation 350,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 493.7816p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,265,651,874.

11 April 2007
Reuters Group plc announces that on 11 April 2007 it purchased for cancellation 400,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 491.3082p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,264,851,874.

12 April 2007
Reuters Group plc announces that on 12 April 2007 it purchased for cancellation 300,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 485.4726p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,264,780,800.

13 April 2007
Reuters Group plc announces that on 13 April 2007 it purchased for cancellation 300,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 491.5586p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 136,160,000 shares held as treasury shares) is 1,261,030,800.

16 April 2007
Reuters Group plc announces that on 16 April 2007 it purchased for cancellation 375,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 502.0349p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,260,633,000.

17 April 2007
Reuters Group plc announces that on 17 April 2007 it purchased for cancellation 450,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 495.3878p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,260,258,000.

18 April 2007
Reuters Group plc announces that on 18 April 2007 it purchased for cancellation 450,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 489.8219p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,260,006,628.

20 April 2007
Reuters Group plc announces that on 20 April 2007 it purchased for cancellation 225,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 489.5963p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,259,487,322.

Reuters Group plc announces that on 23 April 2007 it purchased for cancellation 350,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 489.2747p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,259,403,722.

Reuters Group plc announces that on 24 April 2007 it purchased for cancellation 400,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 484.1532p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,258,934,563.

RNS Number:5314V
Reuters Group PLC
25 April 2007

Reuters Group plc announces that on 25 April 2007 it purchased for cancellation 2,000,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 481.8 pence per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,257,143,323.

This information is provided by RNS
The company news service from the London Stock Exchange

RNS Number:6105V
Reuters Group PLC
26 April 2007

Reuters Group plc announces that on 26 April 2007 it purchased for cancellation 200,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 477.75 pence per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,258,639,025.

This information is provided by RNS
The company news service from the London Stock Exchange

RNS Number:6965V
Reuters Group PLC
27 April 2007

Reuters Group plc announces that on 27 April 2007 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K. Equity Limited at a price of 476 pence per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,257,939,025.

This information is provided by RNS
The company news service from the London Stock Exchange

2 April 2007.   Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 380,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:
Elizabeth Maclean
elizabeth.maclean@reuters.com
Assistant Company Secretary
Tel no. 020 7542 6706

2 April 2007

Reuters Group PLC
Annual Information Update

In accordance with Prospectus Rule 5.2 (the “Rule”), all information which has been made available to the public and which is disclosed pursuant to this Rule by Reuters Group PLC (the “Company”) in the 12 months preceding this announcement, is outlined below. In order to avoid an unnecessarily lengthy document, information is referred to in this update rather than included in full.

The information referred to below was up-to-date at the time it was published, but such disclosures may now be or may at any time become out of date due to changing circumstances.

1.	Announcements made via the Regulatory News Service (“RNS”), a Regulatory Information Service (“RIS”)

All of the documents listed below were published via RNS. Copies of these documents can be obtained from London Stock Exchange website: www.londonstockexchange.co.uk

17:15 28-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
18:30 27-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares

17:09 26-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
07:01 26-Mar-07	RTR	Reuters Group PLC	FXMarketSpace Launch
16:59 23-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
09:48 23-Mar-07	RTR	Reuters Group PLC	Major Share Notification
17:17 22-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:54 21-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
12:10 21-Mar-07	RTR	Reuters Group PLC	Block Listing of Shares
17:19 20-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:45 19-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:49 16-Mar-07	RTR	Reuters Group PLC	Reuters Annual Report 2006
17:03 16-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:21 15-Mar-07	RTR	Reuters Group PLC	Director/PDMR Shareholding
17:01 15-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:12 14-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:15 13-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:26 13-Mar-07	RTR	Reuters Group PLC	Major share notification
16:12 13-Mar-07	RTR	Reuters Group PLC	Major share notification
16:02 13-Mar-07	RTR	Reuters Group PLC	Major share notification
16:59 09-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:35 07-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:23 06-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:36 05-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:41 02-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
15:51 02-Mar-07	RTR	Reuters Group PLC	Block Listing of Shares
17:12 01-Mar-07	RTR	Reuters Group PLC	Transaction in Own Shares
15:14 01-Mar-07	RTR	Reuters Group PLC	Voting Rights and Capital
07:02 01-Mar-07	RTR	Reuters Group PLC	Reuters 2006 Prelim Results
17:36 28-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:59 27-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
11:18 27-Feb-07	41TS	Reuters Group Plc	FRN Variable Rate Fix
16:53 26-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:07 22-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
11:14 22-Feb-07	RTR	Reuters Group PLC	Block Listing of Shares
16:47 21-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:36 20-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:29 20-Feb-07	RTR	Reuters Group PLC	Reuters Non-Exec Stands Down
14:54 20-Feb-07	RTR	Reuters Group PLC	Major Share Notification
13:52 20-Feb-07	RTR	Reuters Group PLC	Block Listing of Shares
11:43 20-Feb-07	RTR	Reuters Group PLC	Major Share Notification
14:55 19-Feb-07	RTR	Reuters Group PLC	Block Listing of Shares
16:11 16-Feb-07	RTR	Reuters Group PLC	Major Share Notification
16:00 16-Feb-07	RTR	Reuters Group PLC	Major Share Notification

17:22 12-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
14:24 12-Feb-07	RTR	Reuters Group PLC	Block Listing of Shares
17:18 09-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
11:56 09-Feb-07	RTR	Reuters Group PLC	Block Listing of Shares
17:32 08-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:10 06-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:47 05-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
11:46 05-Feb-07	RTR	Reuters Group PLC	Block Listing of Shares
15:51 02-Feb-07	RTR	Reuters Group PLC	Share Interest Notification
17:55 01-Feb-07	RTR	Reuters Group PLC	Transaction in Own Shares
09:50 01-Feb-07	RTR	Reuters Group PLC	Voting Rights and Capital
17:20 31-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:52 30-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
16:55 26-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
18:09 25-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:11 24-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:30 23-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
11:37 23-Jan-07	RTR	Reuters Group PLC	DTR Rules
11:14 19-Jan-07	RTR	Reuters Group PLC	Voting Rights and Capital
17:57 18-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:07 17-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
13:42 17-Jan-07	RTR	Reuters Group PLC	Movement in Shareholding
17:59 15-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:07 12-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:18 11-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:13 10-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
17:34 09-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
07:01 02-Jan-07	RTR	Reuters Group PLC	Transaction in Own Shares
07:00 27-Dec-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
08:18 22-Dec-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
14:52 21-Dec-06	RTR	Reuters Group PLC	Total Voting Rights
16:23 15-Dec-06	RTR	Reuters Group PLC	Factiva Stake Sale Completed
17:10 14-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
13:54 14-Dec-06	RTR	Reuters Group PLC	Movement in Shareholding
16:39 13-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:27 13-Dec-06	RTR	Reuters Group PLC	Director Declaration
16:30 12-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:37 11-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:36 11-Dec-06	RTR	Reuters Group PLC	Movement in Shareholdings
07:05 11-Dec-06	41TS	Reuters Group Plc	FRN Variable Rate Fix
16:38 08-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
10:26 08-Dec-06	RTR	Reuters Group PLC	Movement in Shareholdings

17:23 06-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
14:49 06-Dec-06	RTR	Reuters Group PLC	Block Listing of Shares
17:07 05-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
11:16 05-Dec-06	RTR	Reuters Group PLC	Movement in Shareholdings
16:56 04-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:19 04-Dec-06	RTR	Reuters Group PLC	Block Listing of Shares
16:30 01-Dec-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:12 30-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:01 28-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:07 27-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:59 23-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:57 22-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:05 21-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
14:34 21-Nov-06	RTR	Reuters Group PLC	Publication of Prospectus
17:03 20-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
10:28 20-Nov-06	RTR	Reuters Group PLC	Block Listing of Shares
16:56 15-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:05 15-Nov-06	RTR	Reuters Group PLC	Block Listing of Shares
17:01 14-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
10:17 10-Nov-06	RTR	Reuters Group PLC	Block Listing of Shares
17:31 09-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:25 09-Nov-06	RTR	Reuters Group PLC	New Audit Committee Chairman
11:51 09-Nov-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
17:14 08-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
13:27 08-Nov-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
11:37 07-Nov-06	RTR	Reuters Group PLC	Block Listing of Shares
17:28 02-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 01-Nov-06	RTR	Reuters Group PLC	Transaction in Own Shares
13:36 01-Nov-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
17:09 30-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:36 27-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:13 26-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:15 26-Oct-06	RTR	Reuters Group PLC	Block listing of shares
17:10 25-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:27 24-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:26 23-Oct-06	RTR	Reuters Group PLC	Block listing of shares
17:11 20-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:36 19-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:22 18-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:20 18-Oct-06	RTR	Reuters Group PLC	Movement in Shareholdings
07:01 18-Oct-06	RTR	Reuters Group PLC	Reuters Board Appointment
07:01 18-Oct-06	RTR	Reuters Group PLC	Sale of Factiva Stake

07:00 18-Oct-06	RTR	Reuters Group PLC	3rd Quarter Results
17:15 17-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:01 16-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:58 13-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:24 12-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
12:21 12-Oct-06	RTR	Reuters Group PLC	Movement in Shareholdings
17:17 11-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:18 10-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:39 09-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:08 06-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
14:04 06-Oct-06	RTR	Reuters Group PLC	Block Listing 6-month SAYE
14:04 06-Oct-06	RTR	Reuters Group PLC	Block Listing 6-month RSP
13:59 06-Oct-06	RTR	Reuters Group PLC	Block Listing 6-month ABPSP
13:58 06-Oct-06	RTR	Reuters Group PLC	Block Listing 6-month DSOP
16:55 05-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:04 04-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:24 04-Oct-06	RTR	Reuters Group PLC	Block listing of shares
17:09 03-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:57 02-Oct-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:55 02-Oct-06	RTR	Reuters Group PLC	Block Listing of Shares
17:02 29-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:10 29-Sep-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
17:25 28-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:01 27-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
10:02 27-Sep-06	RTR	Reuters Group PLC	Block Listing of Shares
17:58 26-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:57 25-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:30 21-Sep-06	RTR	Reuters Group PLC	Reuters Key Appointment
17:13 19-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:06 18-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:33 18-Sep-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
17:08 15-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:23 13-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:05 12-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:44 12-Sep-06	RTR	Reuters Group PLC	Block Listing of Shares
17:23 11-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:09 07-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
13:11 06-Sep-06	RTR	Reuters Group PLC	Block Listing of Shares
17:19 05-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:41 04-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:48 01-Sep-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:37 31-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares

16:42 30-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 29-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
12:37 29-Aug-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
16:37 24-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:00 23-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:37 22-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:02 21-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:43 18-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
10:51 18-Aug-06	RTR	Reuters Group PLC	Block Listing of Shares
16:54 17-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:47 16-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:06 14-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:54 10-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:31 09-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:31 08-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 07-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:56 07-Aug-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
16:35 04-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:19 04-Aug-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
17:13 03-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 02-Aug-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:51 31-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:10 28-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:55 27-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
07:00 26-Jul-06	RTR	Reuters Group PLC	Reuters Interim Results 2006
16:59 25-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:54 24-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:57 21-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:14 21-Jul-06	RTR	Reuters Group PLC	FXMarketSpace JV formed
17:07 20-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:13 19-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:20 19-Jul-06	RTR	Reuters Group PLC	Reuters EGM Results
17:00 18-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:04 17-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:11 14-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 13-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
13:53 13-Jul-06	RTR	Reuters Group PLC	Movement in Shareholding
17:17 12-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:42 12-Jul-06	RTR	Reuters Group PLC	Block Listing of Shares
17:47 11-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:56 11-Jul-06	RTR	Reuters Group PLC	Block Listing of Shares
16:56 10-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares

17:26 06-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:07 05-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
10:00 03-Jul-06	RTR	Reuters Group PLC	Reuters Announcement
07:00 03-Jul-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:03 30-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:59 29-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:22 28-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:57 27-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:55 26-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:06 23-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:09 22-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:12 21-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:59 20-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:59 19-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:18 16-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:07 15-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:01 15-Jun-06	RTR	Reuters Group PLC	Reuters appoints COO
12:36 15-Jun-06	RTR	Reuters Group PLC	Movement in Shareholdings
17:17 14-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:11 13-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:28 12-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:05 12-Jun-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
12:02 12-Jun-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
08:30 12-Jun-06	RTR	Reuters Group PLC	Reuters Acquisition
07:00 12-Jun-06	56GF	Reuters Finance PLC	Publication of Prospectus
17:08 09-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:36 08-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 07-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
12:20 07-Jun-06	RTR	Reuters Group PLC	Director dealing announcement
12:16 07-Jun-06	RTR	Reuters Group PLC	Director dealing announcement
17:05 06-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:18 05-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:57 05-Jun-06	RTR	Reuters Group PLC	Director Declaration
16:55 02-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:23 01-Jun-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:07 31-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
12:11 31-May-06	RTR	Reuters Group PLC	Block Listing of Shares
17:05 30-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
11:50 30-May-06	RTR	Reuters Group PLC	Block Listing of Shares
17:17 25-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:26 24-May-06	RTR	Reuters Group PLC	Movement in Shareholdings

10:18 24-May-06	RTR	Reuters Group PLC	Block Listing of Shares
09:30 24-May-06	RTR	Reuters Group PLC	Reuters Pension Agreement
17:07 23-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:10 22-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
14:03 22-May-06	RTR	Reuters Group PLC	Block Listing of Shares
16:54 19-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
13:32 19-May-06	RTR	Reuters Group PLC	Block Listing of Shares
16:52 18-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
14:15 18-May-06	RTR	Reuters Group PLC	Block Listing of Shares
14:09 18-May-06	RTR	Reuters Group PLC	Movement in Shareholdings
17:08 16-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:42 16-May-06	RTR	Reuters Group PLC	Block Listing of Shares
17:28 15-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
10:41 15-May-06	RTR	Reuters Group PLC	Movement in Shareholdings
17:07 12-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:55 10-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:39 09-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:01 08-May-06	RTR	Reuters Group PLC	Transaction in Own Shares
13:24 08-May-06	RTR	Reuters Group PLC	Block Listing of Shares
15:15 04-May-06	RTR	Reuters Group PLC	Block Listing of Shares
12:11 04-May-06	RTR	Reuters Group PLC	Reuters Analyst call 13.30BST
12:04 04-May-06	RTR	Reuters Group PLC	FX MarketSpace
14:50 02-May-06	RTR	Reuters Group PLC	Block Listing of Shares
17:14 28-Apr-06	RTR	Reuters Group PLC	Transaction in Own Shares
12:50 28-Apr-06	RTR	Reuters Group PLC	Block Listing of Shares
17:09 27-Apr-06	RTR	Reuters Group PLC	Results of AGM Resolutions
17:00 27-Apr-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:12 26-Apr-06	RTR	Reuters Group PLC	Transaction in Own Shares
07:01 26-Apr-06	RTR	Reuters Group PLC	Reuters Q1 2006 Revenue
11:00 25-Apr-06	RTR	Reuters Group PLC	Block Listing of Shares
13:04 21-Apr-06	RTR	Reuters Group PLC	Block Listing of Shares
13:59 13-Apr-06	RTR	Reuters Group PLC	Block Listing of Shares
16:04 11-Apr-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
16:03 11-Apr-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
16:01 11-Apr-06	RTR	Reuters Group PLC	Director/PDMR Shareholding
14:45 10-Apr-06	RTR	Reuters Group PLC	SAYE six month return
14:44 10-Apr-06	RTR	Reuters Group PLC	RSP six month return
14:40 10-Apr-06	RTR	Reuters Group PLC	DSOP six monthly return
14:35 10-Apr-06	RTR	Reuters Group PLC	ABPSP six monthly return
10:36 05-Apr-06	RTR	Reuters Group PLC	Transaction in Own Shs-Amend
11:29 04-Apr-06	RTR	Reuters Group PLC	Directors Transactions
16:50 31-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
09:46 31-Mar-06	RTR	Reuters Group PLC	Movement in Shareholdings
17:02 30-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 29-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
15:57 29-Mar-06	RTR	Reuters Group PLC	Annual Information Update
15:26 29-Mar-06	RTR	Reuters Group PLC	Block Listing of Shares
17:14 28-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:16 27-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:29 24-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:41 23-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
17:03 22-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
16:52 21-Mar-06	RTR	Reuters Group PLC	Transaction in Own Shares
11:17 21-Mar-06	RTR	Reuters Group PLC	Director/PDMR Shareholding

2.	Documents filed at Companies House

All of the documents listed below were filed with Companies House at Crown Way, Maindy, Cardiff CF14 3UZ www.companieshouse.gov.uk on or around the dates indicated. Copies can be obtained from the Company or downloaded from the Companies House Direct website www.direct.companieshouse.gov.uk

Date document filed with Companies House	Description of document filed

12 April 2006	88(2)R – allotment of shares
10 May 2006	88(2)R – allotment of shares
12 May 2006	Shareholders’ resolution authorising market purchase of shares, disapplication of pre-emption rights and directors’ authority to allot shares
25 May 2006	Annual Accounts made up to 31 December 2005
6 June 2006	88(2)R – allotment of shares
5 July 2006	169(b) – market purchase of shares by a company and held in Treasury
5 July 2006	169(b) – market purchase of shares by a company and held in Treasury
5 July 2006	169(b) – market purchase of shares by a company and held in Treasury
7 July 2006	169(b) – market purchase of shares by a company and held in Treasury
8 August 2006	88(2)R – allotment of shares
4 August 2006	169(b) – market purchase of shares by a company and held in Treasury
10 August 2006	88(2)R – allotment of shares
10 August 2006	88(2)R – allotment of shares
10 August 2006	88(2)R – allotment of shares
30 August 2006	169(b) – market purchase of shares by a company and held in Treasury
8 September 2006	88(2)R – allotment of shares
11 September 2006	88(2)R – allotment of shares
18 September 2006	169(b) – market purchase of shares by a company and held in Treasury
26 September 2006	88(2)R – allotment of shares
29 September 2006	288c – change of director or secretary particulars
25 October 2006	88(2)R – allotment of shares
2November 2006	169 – market purchase of shares by a company
23November 2006	169 – market purchase of shares by a company
6 December 2006	169 – market purchase of shares by a company
8 December 2006	88(2)R – allotment of shares
10 January 2007	88(2)R – allotment of shares
11 January 2007	169 – market purchase of shares by a company
25 January 2007	88(2)R – allotment of shares
26 January 2007	169 – market purchase of shares by a company
9 February 2007	363 – annual return by a company
14 February 2007	169 – market purchase of shares by a company
27 February 2007	88(2)R – allotment of shares
2 March 2007	288a – director appointed
13 March 2007	169 – market purchase of shares by a company
21 March 2007	88(2)R – allotment of shares
27 March 2007	88(2)R – allotment of shares

3.	Documents filed with the Securities and Exchange Commission (the “SEC”)

All of the documents listed below were filed with the SEC and copies can be obtained from the SEC website at: www.sec.gov

Form	Description	Filing Date
20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]	2007-03-16
SC 13G/A	[Amended] Statement of acquisition of beneficial ownership by individuals	2007-03-12
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2007-03-05
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2007-03-02
SC 13D/A	[Amended] General statement of acquisition of beneficial ownership Acc-no: 0001129787-07-000034 (34 Act)	2007-02-21
SC 13G/A	[Amended] Statement of acquisition of beneficial ownership by individuals Acc-no: 0000315066-07-002179 (34 Act)	2007-02-14
SC 13D	General statement of acquisition of beneficial ownership	2007-02-09
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2007-02-02
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2007-01-04
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-12-01
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-11-02
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-10-20
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-10-02
S-8	Securities to be offered to employees in employee benefit plans	2006-09-28
S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments	2006-09-28
S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments	2006-09-28
S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments	2006-09-28
S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments	2006-09-28
S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments	2006-09-28
S-8 POS	Securities to be offered to employees in employee benefit plans, post-effective amendments	2006-09-28
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-09-05
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-08-01
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-07-31
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-07-03
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-06-30
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-06-05
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-05-10
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-05-03
6-K/A	[Amended] Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-04-25
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-04-05
6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]	2006-03-24

4.	Information provided to Shareholders

The Annual Report and Accounts (the “Accounts”) for the year ended 31 December 2005 incorporating the Notice of 2005 Annual General Meeting (the “Notice”) and Annual Review (“Review) were sent to shareholders on 24 March 2006.

Euro Medium Term Note Programme Prospectus was filed with the U.K. Listing Authority on 9 June 2006.

Notice of an Extraordinary General Meeting (the “EGM Notice”) relating to the proposed joint venture arrangements between the Company and the Chicago Mercantile Exchange relating to FXMarketSpace was sent to shareholders on 3 July 2006.

The Annual Report and Accounts (the “Accounts”) for the year ended 31 December 2006 incorporating the Notice of 2007 Annual General Meeting (the “Notice”) and Annual Review (“Review) were sent to shareholders on 23 March 2007.

Copies of the Accounts and Notices were also submitted to the UK Listing Authority. Copies of these documents can be obtained from the Company Secretary, Reuters Group PLC, The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP.

4 April 2007.   Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

This notification relates to both a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985.

On 3 April 2007, Thomas Glocer and David Grigson, executive directors at Reuters, were both granted 1070 options over Ordinary 25p shares as part of the company’s Save As You Earn Scheme. The options were granted at a price of £3.53 per share.

After these transactions the executive directors’ interests in ordinary shares is as follows:

Director	Shares held	Share awards under long term incentives	Share Options
Thomas Glocer	721,802	3,148,505	7,177,928
David Grigson	185,425	763,468	2,017,192

These holdings do not exceed 1% of the issued share capital of the company.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

4 April 2007.   Block listing six monthly return (RSP)
To: The FSA

Date: 4 April 2007

AVS No:
Name of applicant:		Reuters Group PLC
Name of Scheme		Restricted Share Plan
Period of return:	From:	6 October	To:	3 April 2007
Balance under scheme from previous return:		91,746
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		2,060,000
Number of securities issued/allotted under scheme during period:		1,802,484
Balanced under scheme not yet issued/allotted at end of period:		349,280
Number and class of securities originally listed and the date of admission		490,000 on 16 August 2005
Total number of securities originally in issue at the end of the period		1,266,161,218

Name of contact:	Elizabeth Maclean
Address of contact:	The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP
Telephone number of contact:	020 7542 6706

SIGNED BY	Elizabeth Maclean Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Reuters Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

4 April 2007.   Block listing six monthly return (PSP)
To: The FSA

Date: 4 April 2007

AVS No:
Name of applicant:		Reuters Group PLC
Name of Scheme		Annual Bonus Profit Sharing Plan
Period of return:	From:	6 October	To:	3 April 2007
Balance under scheme from previous return:		249,355
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0
Number of securities issued/allotted under scheme during period:		0
Balanced under scheme not yet issued/allotted at end of period:		249,355
Number and class of securities originally listed and the date of admission		200,000 on 8 September 2005
Total number of securities originally in issue at the end of the period		1,266,161,218

Name of contact:	Elizabeth Maclean
Address of contact:	The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP
Telephone number of contact:	020 7542 6706

SIGNED BY	Elizabeth Maclean Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Reuters Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

4 April 2007.   Block listing six monthly return (DSOP)
To: The FSA

Date: 4 April 2007

AVS No:
Name of applicant:		Reuters Group PLC
Name of scheme		Discretionary Share Option Plan
Period of return:	From:	6 October	To:	3 April 2007
Balance under scheme from previous return:		151,045
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		3,210,000
Number of securities issued/allotted under scheme during period:		3,035,369
Balanced under scheme not yet issued/allotted at end of period:		325,676
Number and class of securities originally listed and the date of admission		559,999 on 20 November 2003
Total number of securities originally in issue at the end of the period		1,266,161,218

Name of contact:	Elizabeth Maclean
Address of contact:	The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP
Telephone number of contact:	020 7542 6706

SIGNED BY	Elizabeth Maclean Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Reuters Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

4 April 2007.   Block listings six monthly return
To: The FSA

Date: 4 April 2007

AVS No:
Name of applicant:		Reuters Group PLC
Name of Scheme		SAYE Share Scheme
Period of return:	From:	6 October	To:	3 April 2007
Balance under scheme from previous return:		865,560
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		1,990,000
Number of securities issued/allotted under scheme during period:		2,528,265
Balanced under scheme not yet issued/allotted at end of period:		327,295
Number and class of securities originally listed and the date of admission		240,000 ordinary 25p shares on 20 November 2003
Total number of securities originally in issue at the end of the period		1,266,161,218 ordinary 25p shares

Name of contact:	Elizabeth Maclean
Address of contact:	The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP
Telephone number of contact:	020 7542 6706

SIGNED BY	Elizabeth Maclean Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of Reuters Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

10 April 2007.   Notification of major interests in shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation(iii)	Capital Group International, Inc
4. Full name of shareholder(s) (if different from 3.)(iv)
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	05/04/2007
6. Date on which issuer notified	09/04/2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
Ordinary Shares	50,428,963	50,428,963

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
		55,753,963		55,753,963		4.4052%

B. Financial Instruments
Resulting situation after the triggering transaction
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights
n/a

Total (A+B)
Number of Voting Rights	% of Voting Rights
55,753,963	4.4052%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

	Number of Shares	Percent of Outstanding
Capital Group Internation, Inc ("CGII") holdings	55,753,963	4.405%

Holdings by CGII Management Companies and Funds:

Capital Guardian Trust Company	16,181,778	1.279%
Capital International Limited	29,088,369	2.298%
Capital International S.A.	6,165,200	0.487%
Capital International, Inc.	4,318,616	0.341%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

11 April 2007.   Notification of major interests in shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman, Sachs & Co.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	05/04/2007
6. Date on which issuer notified	10/04/2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
US76132M1027 GB0002369139		Below 3% Below 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
				84,408 (14,068 ADR) 40,206,425	0.00% 0.00%	0.00% 3.18%

B. Financial Instruments
Resulting situation after the triggering transaction
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights
n/a

Total (A+B)
Number of Voting Rights	% of Voting Rights
40,290,833	3.18%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The interest in 54,774 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers, of 9,129 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 29,634 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager, of 4,939 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 40,206,425 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

13 April 2007.   Notification of major interests in shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman, Sachs & Co.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	10/04/2007
6. Date on which issuer notified	12/04/2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
US76132M1027 GB0002369139	84,408 (14068 ADR) 40,206,425	0.00% 3.18%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
	39			87,408 (14,568 ADR) 52,471,773	0.00%	0.00% 4.15%

B. Financial Instruments
Resulting situation after the triggering transaction
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights
n/a

Total (A+B)
Number of Voting Rights	% of Voting Rights
52,559,220	4.15%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The interest in 29,634 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager, of 4,939 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 57,774 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers, of 9,629 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 52,471,773 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 39 shares arose from a beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

16 April 2007.   Notification of Major Interests in Shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman, Sachs & Co.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	11/04/2007
6. Date on which issuer notified	13/04/2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
US76132M1027 GB0002369139	87,408 (14,568 ADR) 52,471,812	0.01% 4.15%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
	39			152,580 (25,430 ADR) 48,466,773	0.00%	0.00% 3.83%

B. Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights
n/a

Total (A+B)
Number of Voting Rights	% of Voting Rights
48,619,392	3.84%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The interest in 39 shares arose from a beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”).

The interest in 48,466,773 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 29,634 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager, of 4,939 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 122,946 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers, of 20,491 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

18 April 2007.   Notification of Major Interests in Shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	Capital Group International, Inc
4. Full name of shareholder(s) (if different from 3.)(iv)
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	13/04/2007
6. Date on which issuer notified	16/04/2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
Ordinary Shares	60,967,360	60,967,360

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
		64,481,863		64,481,863		5.0948%

B. Financial Instruments
Resulting situation after the triggering transaction
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights
n/a

Total (A+B)
Number of Voting Rights	% of Voting Rights
64,481,863	5.0948%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
	Number of shares	Number of voting Rights (viii)
Capital Group International, Inc. (“CGII”) holdings	64,481,863	5,095%
Holdings by CGII Management Companies and Funds:
Capital Guardian Trust Company	24,940,478	1.971%
Capital International Limited	29,051,769	2.295%
Capital International S.A.	6,165,200	0.487%
Capital International, Inc.	4,324,416	0.342%

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

19 April 2007.   RNS Reuters Group PLC Block Listing of Shares Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 360,000 Ordinary shares of 25p each under the Discretionary Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:
Elizabeth Maclean
Assistant Company Secretary

20 April 2007.   Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	Lone Pine Capital LLC
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman Sachs Securities (Nominees) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	16/04/2007
6. Date on which issuer notified	18/04/2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)
GB0002369139		Below 3%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
	Nil		Nil	41,790,139	Nil	3,30%

B. Financial Instruments
Resulting situation after the triggering transaction
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
41,790,139	3.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in that capacity is able to direct its operations.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

23 April 2007.   Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman, Sachs & Co.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	18 April 2007
6. Date on which issuer notified	20 April 2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction
	Number of shares	Number of voting Rights (viii)	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
US76132M1027 GB0002369139	152,580 (25,430 ADRs) 48,466,812	0.01% 3.83%		39	76,380 (12,730 ADRs) 52,005,221	0.00%	0.00% 4.13%

B. Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
52,081,640	4.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
The interest in 39 shares arose from a beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”).

The interest in 52,005,221 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 46,746 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers, of 7,791 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 29,634 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager, of 4,939 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease/acquire to hold:	n/a
12. Date on which proxy holder will cease/acquire to hold voting rights:	n/a

24 April 2007.   RNS Reuters Group PLC Reuters CFO joins Carphone Warehouse Board Reuters Chief Financial Officer, David Grigson, has been appointed to the board of Carphone Warehouse as a non-executive director, with immediate effect.

Prior to joining Reuters David worked at Emap PLC where he was appointed Group Finance Director in 1989. He was previously employed by Saatchi & Saatchi in their London, Philadelphia and Washington DC offices and also worked for Esso UK from 1980 to 1984.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Tel no. 020 7542 6706

26 April 2007.   Notification of major interests in shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	LONE PINE CAPITAL LLC
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman Sachs Securities (Nominees) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	20 April 2007
6. Date on which issuer notified	24 April 2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction(vi)
	Number of Shares	Number of Voting Rights(viii)
GB0002369139		41,790,139

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using ISIN CODE	Number of shares		Number of voting rights (ix)		% of voting rights
	Direct	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
	Nil		Nil	Below 3%	Nil	Below 3%

B. Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in that capacity is able to direct its operations.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease/acquire to hold:
12. Date on which proxy holder will cease/acquire to hold voting rights:

26 April 2007.   Notification of major interests in shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman, Sachs & Co., Goldman Sachs International, Goldman Sachs Asset Management International, Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	20 April 2007
6. Date on which issuer notified	24 April 2007
7. Threshold(s) that is/are crossed or reached:	5%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction
	Number of shares	Number of voting Rights (viii)	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
US76132M1027 GB0002369139	76,380 (12,730 ADRs) 52,005,260	0.00% 4.13%		39	72,180 (12,030 ADRs) 67,423,630	0.00%	0.01% 5.35%

B. Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Conversion Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
67,495,849	5.36%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The following suggested wording can be used:

The interest in 39 shares arose from a beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”).

The interest in 60,398,459 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 45,000 shares arose from an interest held by Goldman Sachs International, a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 6,980,171 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

The interest in 42,546 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers, of 7,091 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 29,634 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager, of 4,939 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease/acquire to hold:	n/a
12. Date on which proxy holder will cease/acquire to hold voting rights:	n/a

27 April 2007.   Block Listing of Shares Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 350,000 Ordinary shares of 25p each under the Save As You Earn Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:
Elizabeth Maclean
Assistant Company Secretary
elizabeth.maclean@reuters.com
Tel no. 020 7542 6706

30 April 2007.   Major notification of shares

TR-1(i): Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii)	Reuters Group PLC
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify): New Exemption DTR 5.1.3(4) & DTR 5.1.5(1)
3. Full name of person(s) subject to the notification obligation(iii)	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.)(iv)	Goldman, Sachs & Co.
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)	25 April 2007
6. Date on which issuer notified	27 April 2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:

A. Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction
	Number of shares	Number of voting Rights (viii)	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
US76132M1027 GB0002369139	72,180 (12,030 ADRs) 67,423,669	0.01% 5.35%		39	76,980 (12,830 ADRs) 46,398,459	0.00%	0.01% 3.69%

B. Financial Instruments
Resulting situation after the triggering transaction (xii)
Type of Financial Instrument	Expiration Date (xiii)	Exercise/Coversation Period/Date (xiv)	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)
Number of Voting Rights	% of Voting Rights
46,475,478	3.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The interest in 47,346 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers, of 7,891 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 29,634 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager, of 4,939 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 39 shares arose from a beneficial interest held by Goldman, Sachs & Co. (“GS&Co.”), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited (“GSSN”).

The interest in 46,398,459 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

Proxy Voting:
10. Name of the proxy holder:	n/a
11. Number of voting rights proxy holder will cease/acquire to hold:	n/a
12. Date on which proxy holder will cease/acquire to hold voting rights:	n/a

30 April 2007

Reuters Group PLC (the “Company”) – Voting Rights and Capital
Update as required for April 2007
In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 30 April 2007, the Company’s capital consists of 1,394,299,025 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,258,439,025 ordinary shares.

The above figure (1,258,439,025) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com Tel. no. 020 7542 6706